Exhibit 3.4

Changes to the Memorandum of Association, approved by the shareholders on June 18, 2014

AMENDMENTS TO CURRENT MEMORANDUM OF ASSOCIATION TO BE EFFECTIVE UPON THE CLOSING OF THE INITIAL PUBLIC OFFERING

1.	Effective immediately prior to the closing of the Public Offering and subject thereto to replace Article 4 of the Company’s Memorandum of Association, in its entirety, so that it will read as follows:

“4. The Company’s share capital shall be NIS 700,000 consisting of Seventy Million Ordinary Shares of the Company of nominal value NIS 0.01 each.”

2.	Any future amendment of the articles of association of the Company, as shall be in effect from time to time, shall automatically amend any applicable corresponding provision of the Memorandum of Association without any further need to specifically amend the Memorandum of Association and that such amendment shall enter into effect according to and by the requisite majority for amending the articles of association.